EXHIBIT 12

AEP TEXAS NORTH COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
	Year Ended December 31,					Twelve Months Ended
	1999	2000	2001	2002	2003	6/30/2004
Earnings:
Net Income Before Extraordinary Item and
Cumulative Effect of Accounting Change	$31,867	$27,450	$12,310	$(13,677)	$55,663	$51,823
Plus Federal Income Taxes	4,187	5,315	16,760	2,806	31,425	30,778
Plus State Income Taxes	--	--	1,973	(1,363)	3,851	2,119
Plus Provision for Deferred Income Taxes	12,025	9,401	(11,891)	(12,275)	(3,493)	(5,181)
Plus Deferred Investment Tax Credits	(1,274)	(1,271)	(1,271)	(1,271)	(1,520)	(1,416)
Plus Fixed Charges (as below)	25,083	24,923	24,916	21,885	23,136	24,140

Total Earnings	$71,888	$65,818	$42,797	$(3,895)	$109,062	$102,263

Fixed Charges:
Interest on Long-term Debt	$20,352	$18,017	$16,842	$17,174	$21,627	$22,419
Interest on Short-term Debt	4,731	6,503	7,563	4,051	790	1,002
Estimated Interest Element in Lease Rentals	--	403	511	660	719	719

Total Fixed Charges	$25,083	$24,923	$24,916	$21,885	$23,136	$24,140

Ratio of Earnings to Fixed Charges	2.86	2.64	1.71	(0.17)	4.71	4.23

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no effect on the ratio.

For the year ended December 31, 2002, the Earnings to cover Fixed Charges was deficient by $25,780,000.